Exhibit 16.1

July 16, 2007

Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549-7561

Re:	Huiheng Medical, Inc
File No: 333-132056

Commissioners:

We have read Item 4.01 (a) of Form 8-K dated July 16, 2007, of Huiheng Medical, Inc. and are in agreement with the statements therein insofar as they relate to our dismissal and our audits for the fiscal years ended November 30, 2006 and 2005, and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements contained therein in Item 4.01(b) regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

By:	/s/ Li & Company, PC

Li & Company, PC